Exhibit 99.1

FSD Pharma Commences Proceedings Against Dissident Shareholders

- Proceedings intended to appeal elements of Ontario Commercial List decision and challenge dissidents over material conflicts of interest and disclosure deficiencies -

TORONTO--(BUSINESS WIRE)--March 31, 2021--FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE) (“FSD Pharma” or the “Company”) today announced that it has commenced an application in the Ontario Superior Court seeking orders from the Court about the conduct of FSD’s annual general and special meeting of shareholders currently scheduled for May 14, 2021 (the "Annual Meeting").

The Notice of Application arises from a proxy solicitation that a group led by Mr. Zeeshan Saeed (a former director) and Mr. Anthony Durkacz (a current director) have initiated with the intent of removing the current board of directors (the “Board”) and replacing the Board with a new slate of directors. In particular, the Notice of Application asserts that the purpose behind the proxy solicitation is to gain control of the Board in order to have FSD acquire a start-up notionally in the psychedelics sector but with no apparent track record (the “Start-Up”). The Notice of Application asserts that Mr. Durkacz and other dissident shareholders have substantial interests in the Start-Up which they have not disclosed adequately or at all to FSD's shareholders or to the Board, in contravention of applicable law.

The application seeks to ensure that Mr. Durkacz and the dissident shareholder group are transparent about their interests in the Start-Up and asks the Court to order them to correct any misleading disclosure in that regard. The application also seeks to restrain Mr. Durkacz and Mr. Saeed from voting at the Annual General Meeting as a result of their conflict of interest.

FSD is also appealing the decision of Justice McEwen dated March 5, 2021. The decision, among other things, (i) set the Annual General Meeting of FSD for May 14, 2021 and (ii) restricted the voting of certain shares at the Annual General Meeting. FSD Pharma is appealing both aspects of the decision and has asked the Court to hear the appeal on an expedited basis.

At present, the record date for the Annual Meeting is April 14, 2021, the Annual Meeting date is May 14, 2021, and the Company's proxy materials are expected to be mailed to shareholders on or before April 23, 2021. The Company will keep shareholders informed of any changes to the foregoing dates, including as a result of the above-referenced court proceedings.

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultramicro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is currently underway and is expected to randomize 352 patients in a controlled, double-blind multicenter study.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing ultra-micro PEA for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

The Company is not making any express or implied claim that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) infection at this time.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Information”). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma’s strategy, plans or future financial or operating performance, receipt of any FDA or other regulatory approvals, the completion of any trials regarding the use of FSD201 to treat COVID-19 or to treat canine and feline gastrointestinal diseases, the safety of FSD201 or whether FSD201 may be effective in treating COVID-19 or to treat canine and feline gastro-intestinal diseases, the costs associated with such planned trials and our belief that we have sufficient cash to complete any clinical trials or studies with respect to the foregoing, our ability to obtain required funding and the terms and timing thereof. The use of words such as “budget”, “intend”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “estimate” and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions “may” or “will” occur, are intended to identify Forward-Looking Information and are based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties, including relating to the outcome of the above-referenced legal proceedings, that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward-Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Contacts

Donal Carroll, Chief Financial Officer, FSD Pharma Inc.
Dcarroll@fsdpharma.com

Investor Relations
IR@fsdpharma.com